Filed by Olympic Steel, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Olympic Steel, Inc.

Commission File No.: 0-23320

EMAIL SUBJECT:	Olympic Steel to Join the Ryerson Family of Companies

SENT:	Wednesday, October 28, 2025

TO:	“All Olympic Users” email distribution

FROM:	CompanyCommunications@olysteel.com

Olympic Steel to Join the Ryerson Family of Companies

This afternoon, Olympic Steel announced an agreement to merge with Ryerson Holding Company (Ryerson), a more than 180-year-old leader in the steel service center industry.

Joining the Ryerson Family of Companies will provide Olympic Steel access to more opportunities for growth – as a company and for our employees, more capabilities and an expanded footprint – to service our customers, and the wealth of resources available through the combined Olympic Steel and Ryerson team.

Hear more directly from Rick Marabito, Olympic Steel CEO, and our Executive Chairman, Michael Siegal:

You can find additional details about the merger in the joint press release available here: https://www.olysteel.com/news

What This Means to YOU

This is a significant moment in Olympic Steel’s history. You probably have a lot of questions. First, it is important to note that, upon closing, we anticipate no significant changes for employees. Your employer will continue to be Olympic Steel or your current brand, and Olympic Steel policies will remain in place. There are no plans to change your pay, benefits, job title, responsibilities and supervisor.

You can access additional Frequently Asked Questions (FAQ) here: [link to FAQs]

IMPORTANT

Until we close, Olympic Steel and Ryerson will remain separate companies, meaning we must continue to act independently and not collaborate with Ryerson employees on anything related to the business, including jointly interacting with customers or suppliers.

REMINDER: Please direct any incoming media calls and other requests for comment to our Executive Team via Jackie Ritter (440.658.2613). They are the only individuals authorized to speak on Olympic Steel’s behalf.

3Q2025 Earnings & Webcast

Olympic Steel’s 3Q 2025 earnings will also be published this afternoon. You can find that information here once the news release becomes available: https://www.olysteel.com/news

Olympic Steel and Ryerson will host a joint investor call on Wednesday, October 29, at 10:00 AM (ET). You can access the call by dialing 800.330.6710 and using conference ID 1257397. An online replay of the call will be posted on Ryerson’s investor relations website at ir.ryerson.com and will remain available for 90 days.

Additional Questions?

If you can’t find the answer to your questions in the FAQ document, talk with a member of your local leadership team or call Olympic Steel’s Human Resources Team at 216.242.2886 or Corporate.HR@olysteel.com.

IamOlympicSteel.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “may,” “will,” “anticipate,” “should,” “intend,” “expect,” “believe,” “estimate,” “project,” “plan,” “potential,” and “continue,” as well as the negative of these terms or similar expressions. These statements speak only as of the date of this communication and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this communication and relate to, among other things, our intent, belief or current expectations with respect to the ability to complete the proposed merger of Olympic Steel and Ryerson on the anticipated terms and timeline; the effect of restructuring or reorganization of business components; our future financial condition, results of operations or prospects; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

●         the failure to obtain the requisite shareholder approval in connection with the transaction and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement;

●         the failure to obtain governmental approvals of the transaction on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the transaction;

●         the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

●         disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers;

●         the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger;

●         risks relating to any unforeseen liabilities of Olympic Steel or Ryerson; and

●         other factors described in our Annual Report on Form 10-K for the year ended December 31, 2024 under Item 1A, “Risk Factors.”

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of a proposed business combination involving Olympic Steel and Ryerson. In connection with the proposed transaction, Ryerson will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Olympic Steel and that will also constitute a prospectus of Ryerson. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Ryerson may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Ryerson securities, are not soliciting an offer to buy Ryerson securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of Olympic Steel.

RYERSON AND OLYMPIC STEEL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Ryerson (when they become available) may be obtained free of charge on Ryerson’s website at www.ryerson.com or by directing a written request to Investor Relations, Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. Copies of documents filed with the SEC by Olympic Steel (when they become available) may be obtained free of charge on Olympic Steel’s website at www.olysteel.com or by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122.

PARTICIPANTS IN SOLICITATION

Each of Olympic Steel, Ryerson and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Olympic Steel’s shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Olympic Steel’s executive officers and directors is included in Olympic Steel’s definitive proxy statement, which was filed with the SEC on March 28, 2025. Additional information regarding Ryerson’s executive officers and directors is included in Ryerson’s definitive proxy statement, which was filed with the SEC on March 5, 2025. You can obtain free copies of these documents using the information in the paragraph immediately above.